Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

AGL Resources - Employee Frequently Asked Questions (FAQs)

1.	What did AGL Resources announce today?

We announced that AGL Resources and Nicor will combine in an $8.6 billion transaction to create a leading U.S. gas distribution company.

2.	What can you tell us about Nicor?

Nicor is headquartered in Naperville, Illinois, and provides gas utilities to 2.2 million customers.  In addition, Nicor has several non-regulated businesses, including an energy trading and marketing business.

3.	Why does this combination make sense for AGL Resources?

As a result of this transaction, we will have increased scale and greater diversity in both our regulated operations and unregulated businesses.  The assets of Nicor fit with AGL Resources remarkably well.  On the regulated side of the business, we will be virtually doubling the number of customers we serve. On the unregulated side of the business, we are adding a set of complementary and diverse businesses.

By combining with Nicor we will be able to establish a platform for growth that is superior to what either company could achieve on its own, resulting in substantial value creation for you, our employees, as well as our customers, shareholders, and the communities we serve.

4.	How will this transaction benefit employees?

By combining with Nicor, we will create a company that will provide employees with exciting opportunities as part of a larger organization.  Of course, until the transaction is complete, our two companies will continue to operate separately and it will remain business as usual.  We have assembled an integration planning team to address how we can best utilize each company’s strengths to bring the two together as seamlessly as possible.  We will keep you informed as we move through the process.

As we do every day, we should all focus on continuing to deliver great service and outstanding results to our customers and shareholders.

5.	Will this announcement have any impact on my job? Will there be any layoffs?

This transaction is not based on cost savings.  In fact, by combining with Nicor, we will create a company that will provide employees with exciting opportunities as part of a larger organization.

6.	How will customers benefit from this transaction?

As you know, we have served our customers with safe, reliable natural gas for more than 150 years.  Our customers will continue to enjoy the same level of service provided by the same people who serve them today.  In fact, by sharing best practices and with the benefits of greater scale and scope, the combined company will be able to serve our customers better and more efficiently.

7.	What will the combined company be named? What about the operating companies?

The combined company will be known as AGL Resources.  However, all utility subsidiaries will continue to operate under their current names.

8.	Where will the combined company be headquartered?

Following the merger, AGL Resources, expected to become a Fortune 500 company, will maintain its corporate headquarters in Atlanta, Georgia and locate its newly expanded gas distribution headquarters in Naperville, Illinois.

9.	What will happen to the AGL Resources’ distribution headquarters?

When the transaction is complete, we will establish a new distribution operations headquarters in Naperville, Illinois a suburb of Chicago.  Approximately 2.2 million of our 4.5 million utility operations customers will be located in the northern third of the State of Illinois.  The local leadership teams for each franchise – including Atlanta Gas Light, Chattanooga Gas, Elizabethtown Gas, Elkton Gas, Florida City Gas and Virginia Natural Gas – will remain located within the franchises.

10.	Who will lead the new Company?

Mr. Somerhalder, will continue in the same capacity as chairman, president and chief executive officer of AGL Resources.  The AGL Resources Board of Directors will include four directors from Nicor.

11.	Will there be a new management team in the combined company?

AGL Resources’ management team has great respect for the leadership of Nicor.  We will continue to work closely with them as we move forward.  In the near term, a transition team comprised of senior executives from both companies, and reporting to the CEOs of both companies, will lead the integration effort.

12.	What can you tell us about Nicor’s shipping business?

The tropical shipping business is a good, well-run operation. There are some commonalities between it and our utility operations. It’s an asset-based business focused on outstanding customer service and, like our utility operations, it’s a low-cost provider.

13.	What are the next steps? How long before the transaction closes? What approvals are required?

We expect the merger to be completed in the second half of 2011.

The merger is conditioned upon, among other things, the approval of shareholders of both companies, approval by the Illinois Commerce Commission, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the Federal Communications Commission.

We have assembled an integration planning team to address how we can best utilize each company’s strengths to bring the two together as seamlessly as possible.

14.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is likely that today’s news will lead to increased interest in AGL Resources, and it is important we speak with one voice on this matter.  If you receive any inquiries from the media or other interested parties, please refer them to Tami Gerke at (404) 558-2307.

15.	What should employees expect over the coming months?

Until the transaction is completed, we will continue to operate as a separate company and it will remain business as usual.  All employees should remain focused on our customers’ needs and delivering safe and reliable service.

We will do our best to keep you informed throughout the integration process. If you have any additional questions, we encourage you to send them to aglr-nicor-questions@aglresources.com.  From your questions we will develop a Q&A to share with all AGL Resources employees that will be posted on a special merger communications page on Planet.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.